PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

August 1, 2025

The Board of Trustees

The Target Portfolio Trust

655 Broad Street

Newark, New Jersey 07102

Re:	PGIM Quant Solutions Small-Cap Value Fund

To the Board of Trustees:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed to waive and/or reimburse up to 0.01% of the fees and expenses from the Fund through November 30, 2026, to the extent that the Fund’s net annual operating expenses and acquired fund fees and expenses (exclusive of taxes, interest, distribution and service (12b-1) fees and certain extraordinary expenses) exceed 0.68% of the Fund’s average daily net assets on an annualized basis.

Separately, PGIM Investments has contractually agreed, through November 30, 2026, to limit transfer agency, shareholder servicing, sub-transfer agency, and blue sky fees, as applicable, to the extent that such fees cause the Total Annual Fund Operating Expenses to exceed 1.14% of average daily net assets for Class R2 shares or 0.89% of average daily net assets for Class R4 shares. This contractual expense limitation excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class. In addition, Total Annual Fund Operating Expenses for Class R6 shares will not exceed Total Annual Fund Operating Expenses for Class Z shares. Fees and/or expenses waived and/or reimbursed by PGIM Investments for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the waiver/reimbursement and/or recoupment for that fiscal year, as applicable. This waiver and expense limitation may not be terminated prior to November 30, 2026 without the prior approval of the Fund’s Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC

By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President